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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13E-3

Transaction Statement Under Section
Rule 13E-3 (Amendment No. 1) of the Securities Exchange Act of 1934

AremisSoft Corporation
(Name of the Issuer)

AremisSoft Corporation
(Names of Persons Filing Statement)

Common Stock
(Title of Class of Securities)

040026-10-6
(CUSIP Number of Class of Securities)

George Ellis, CEO
Two Meridian Crossings, Suite 800
Minneapolis, MN 55423
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

a.	/x/	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the "Act").
b.	/ /	The filing of a registration statement under the Securities Act of 1933.
c.	/ /	A tender offer.
d.	/ /	None of the above.

Check the following box if the soliciting material or information statement referred to in checking box (a) are preliminary copies:  /x/

Calculation of the Filing Fee

Transaction Valuation*	Amount of filing fee**

$613,509,979	$122,702(1)

*	The "Transaction Valuation" amount is calculated solely for purposes of determining the filing fee and is based on the average of the high and low prices of $15.67 AremisSoft Corporation's common stock as reported on The NASDAQ National Market on July 3, 2001, times 39,151,811, the number of outstanding shares of common stock proposed to be exchanged in the recapitalization.
**	Calculated as 1/50th of 1% of the Transaction Value.
(1)	Previously paid.
/ /
Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identifying the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:

    On July 6, 2001, AremisSoft filed with the Commission a Schedule 13E-3 and preliminary proxy in connection with a proposed recapitalization.

    This Amendment Number 1 to Schedule 13E-3 is being filed to disclose that AremisSoft has terminated its proposed recapitalization.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AREMISSOFT CORPORATION
November 14, 2001
George Ellis Chief Executive Officer

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SIGNATURE